EX-99.d.1.i

AMENDMENT NO. 12 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS EXHIBIT to the Investment Management Agreement dated January 4, 2010 (the “Agreement”) between DELAWARE POOLED TRUST and DELAWARE MANAGEMENT COMPANY (the “Investment Manager”), a series of Macquarie Investment Management Business Trust, amended as of the 31st day of March 2017, lists the funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each fund and the date on which the Agreement became effective for each fund.

		Management Fee Schedule (as a
		percentage of average daily net assets)
Fund Name	Effective Date	Annual Rate
Macquarie Core Plus Bond Portfolio	January 4, 2010	0.43%
(formerly, The Core Plus Fixed Income
Portfolio)
Macquarie Emerging Markets Portfolio	January 4, 2010	1.00%
(formerly, The Emerging Markets Portfolio)
Macquarie Emerging Markets Portfolio II	June 22, 2010	1.00%
(formerly, The Emerging Markets Portfolio II)
Macquarie High Yield Bond Portfolio	January 4, 2010	0.45%
(formerly, The High-Yield Bond Portfolio)
Macquarie Labor Select International	January 4, 2010	0.75%
Equity Portfolio
(formerly, The Labor Select International
Equity Portfolio)
Macquarie Large Cap Value Portfolio	February 26, 2010	0.55%
(formerly, The Large-Cap Value Equity
Portfolio)
Delaware REIT Fund	May 21, 2010	0.75% on first $500 million
(formerly known as The Real Estate Investment		0.70% on next $500 million
Trust Portfolio)		0.65% on next $1.5 billion
		0.60% on assets in excess of $2.5 billion

DELAWARE MANAGEMENT COMPANY,		DELAWARE POOLED TRUST
A series of Macquarie Investment Management
Business Trust

By:	/s/ DAVID F. CONNOR	By:	/s/ SHAWN K. LYTLE
Name:	David F. Connor	Name:	Shawn K. Lytle
Title:	Senior Vice President	Title:	President and Chief Executive Officer